via EDGAR and Facsimile June 16, 2008

Ms. Ibolya Ignat

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:  American Financial Group, Inc.

        Form 10-K for December 31, 2007

        Filed on February 28, 2008

        File No. 001-13653

Dear Ms. Ignat:

AFG is responding to the Staff's comments received via telephone on Thursday, June 12, 2008, regarding the above-referenced filing and our March 31, 2008, Form 10-Q. The comments received (based upon notes taken during the call) are reproduced below and are followed by AFG's response.

From the current disclosure, it appears that the fair value of Level 2 financial instruments were provided by independent pricing services or were established based on non-binding broker quotes. It appears from your disclosures that the services or brokers determine fair value rather than management. If this is not the case, please revise the disclosures to clarify. In either case, please describe the techniques and assumptions used to determine fair value. Further, while it is not required to indicate or infer that independent pricing services or brokers determine fair value, when you do, you must also disclose their names as requested. If named or incorporated by reference in '33 Act filings, you will also need to include their consents.

Substantially all of AFG's investments are managed by a group of 20 investment professionals, all of whom are employees. This group has an average of approximately 20 years of finance and/or investment industry experience.

On a monthly basis, AFG receives pricing information from a variety of sources including three pricing services and multiple market makers or broker-dealers. We believe this is standard industry practice. We have also obtained detailed information on the pricing methodologies used by the three pricing services to determine what market inputs they utilize in making their evaluations. The pricing information is carefully reviewed by our experienced investment managers, on an individual security basis, to determine that the fair value measurements are reasonable. The investment managers work with the Company's financial reporting and accounting personnel to determine each security's ranking within the fair value hierarchy established by SFAS No. 157 based upon the inputs used in pricing. Ultimately, AFG's management takes responsibility for determining that the values received and recorded in its financial statements are representative of appropriate fair value measurements.

In response to the Staff's comment, we propose modifying the fifth paragraph of Note D of the Company's first quarter Form 10-Q in future filings to delete the reference to independent pricing services and add language similar to the following:

Paragraph 5

AFG's Level 1 financial instruments consist primarily of publicly traded equity securities, highly liquid government bonds, certain mortgage-backed securities and separate account assets and liabilities for which quoted market prices in active markets are available. AFG's Level 2 financial instruments include primarily corporate and municipal fixed maturity securities and mortgage-backed securities priced using observable inputs. Level 2 inputs include benchmark yields, reported trades, corroborated broker/dealer quotes, issuer spreads and benchmark securities. AFG's Level 3 is comprised of financial instruments whose fair value is estimated based on non-binding broker quotes or internally developed using significant inputs not based on, or corroborated by, readily available market information. AFG's management is responsible for the valuation process and uses data from outside sources in establishing fair value. This data is reviewed by internal investment professionals who determine appropriate fair value measurements.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 579-6633 (FAX: (513) 369-5750).
American Financial Group, Inc.

BY: s/KEITH A. JENSEN
Keith A. Jensen
Senior Vice President